SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _________________ to ________________

Commission file number: 1-12744

MARTIN MARIETTA MATERIALS, INC.

SOUTHWEST DIVISION 401(K) PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

MARTIN MARIETTA MATERIALS, INC.
2710 Wycliff Road
Raleigh, North Carolina 27607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and Supplemental Schedule

Martin Marietta Materials, Inc. Southwest Division 401(k) Plan

December 31, 2002 and 2001 and year ended December 31, 2002
with Report of Independent Auditors

Martin Marietta Materials, Inc. Southwest Division 401(k) Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and year ended December 31, 2002

Report of Independent Auditors

Martin Marietta Materials, Inc., as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of Martin Marietta Materials, Inc. Southwest Division 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG

May 28, 2003

Martin Marietta Materials, Inc. Southwest Division 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

Assets
Investments, at fair value	$12,501,606	$12,903,877
Contributions receivable:
Employees	40,902	40,560
Martin Marietta Materials, Inc.	17,094	16,682

Total contributions receivable	57,996	57,242

Net assets available for benefits	$12,559,602	$12,961,119

See accompanying notes.

Martin Marietta Materials, Inc. Southwest Division 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Net assets available for benefits at beginning of year	$12,961,119
Additions to net assets attributed to:
Interest and dividend income	424,673
Contributions:
Employees	1,233,468
Martin Marietta Materials, Inc.	502,021

Total contributions	1,735,489

Total additions	2,160,162

Deductions from net assets attributed to:
Distributions and withdrawals	804,593
Net depreciation in fair value of investments	1,751,211
Loan administrative expenses	5,875

Total deductions	2,561,679

Net assets available for benefits at end of year	$12,559,602

See accompanying notes.

Martin Marietta Materials, Inc. Southwest Division 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Accounting Policies

The financial statements of the Martin Marietta Materials, Inc. Southwest Division 401(k) Plan (the “Plan”) are prepared on the accrual basis of accounting. No liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year. All administrative expenses, except for loan application and maintenance fees, are paid by Martin Marietta Materials Southwest, Ltd. (the “Company”), which is a wholly owned subsidiary of Martin Marietta Materials, Inc. (“Martin Marietta”).

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of Martin Marietta common stock are valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan providing substantially all employees of the Company, Alamo Gulf Coast Railroad Company and Materials Producers, Inc., an opportunity to participate in an individual savings and investment program providing tax-deferred savings and retirement incentives. Martin Marietta is the Plan’s sponsor and also serves as the Plan Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Martin Marietta Materials, Inc. Southwest Division 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Employees are eligible to enroll in the Plan after six months of service. An employee may elect to defer from 1% up to 15% of compensation (as defined in the Plan and subject to applicable Internal Revenue Code (“IRC”) limitations on allowable compensation).

The Company matches a participant’s salary deferral contribution in an amount equal to 50% of the participant’s salary deferral contribution, but not to exceed 7% of the participant’s compensation. All participants are 100% vested in their salary deferral contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service. Forfeited nonvested accounts are used to reduce future employer contributions.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future salary deferral and matching contributions at any time. Any changes in investment elections must be made in 5% increments. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options at any time.

The Plan provides for participants to borrow from the money in their own investment accounts. All loans must meet specific terms and conditions of the Plan and are subject to applicable IRC regulations. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a rate commensurate with local prevailing rates. In addition, the Plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the IRC. Participants who are still working at the age of 59-1/2 may qualify for special withdrawal rights and privileges as defined in the Plan.

Martin Marietta Materials, Inc. Southwest Division 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Upon separation from the Company, participants may receive the full current value of their contributions and the vested portion of their matching employer contributions in the form of a lump-sum payment.

Vanguard Fiduciary Trust Company is the trustee and recordkeeper of the Plan.

The Board of Directors of Martin Marietta may terminate the Plan, subject to provisions of ERISA, for any reason at any time. If the Plan is terminated, each participant or former participant shall become 100% vested in his or her account.

3. Investments

During 2002, the Plan’s investments (including investments purchased, sold and held for the year) depreciated in fair value as determined by quoted market prices as follows:

Registered investment companies	$(1,679,988)
Martin Marietta common stock	(71,223)

Total net depreciation in fair value of investments	$(1,751,211)

The fair values of individual investments that represent 5% or more of the Plan’s assets at December 31 are as follow:

	2002	2001

Vanguard Explorer Fund	$1,461,693	$1,847,995
Vanguard 500 Index Fund	2,615,566	3,276,971
Vanguard Wellington Fund	2,274,833	2,355,047
Vanguard Retirement Savings Trust	3,586,693	2,895,426
Participant loans	1,318,436	1,308,708

Martin Marietta Materials, Inc. Southwest Division 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated May 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Martin Marietta Materials, Inc. Southwest Division 401(k) Plan

EIN: 74-0774830 Plan No: 009
Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2002

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e )
	Borrower, Lessor, or	Rate of Interest, Collateral,		Current
(a)	Similar Party	Par or Maturity Value	(d)	Value

*	Vanguard Explorer Fund	Registered investment company		$1,461,693
*	Vanguard International Growth Fund	Registered investment company		287,769
*	Vanguard 500 Index Fund	Registered investment company		2,615,566
*	Vanguard Long-Term Corporate Fund	Registered investment company		264,071
*	Vanguard Wellington Fund	Registered investment company		2,274,833
*	Vanguard Windsor II Fund	Registered investment company		476,115
*	Vanguard Retirement Savings Trust	Common/collective trust		3,586,693
*	Martin Marietta Materials, Inc.	Shares of common stock		216,430
	Participant loans	Interest rates ranging from 5.8% to 7.5%		1,318,436

				$12,501,606

* Indicates party-in-interest to the Plan.

Note:	Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTIN MARIETTA MATERIALS, INC.
SOUTHWEST DIVISION 401(K) PLAN

	By:	Martin Marietta Materials, Inc.
Plan Administrator

	By:	Benefit Plan Committee

		By:	/s/ Janice K. Henry

Janice K. Henry

Date: June 25, 2003

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of Ernst & Young LLP

99.1	Certification